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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65911

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAY 24 2010
SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

WEDGE SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 MT. PYRAMID CT., SUITE 304
(No. and Street)

ENGLEWOOD	COLORADO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Nickels — (303) 476-5916
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	DENVER	COLORADO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, Terry Nickels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WEDGE SECURITIES, LLC, as of March 31, 2010 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:




KATHRYN A. CYESTER
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 07/08/2012

Signature

FINOP/COO

Title



Notary Public

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [X] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEDGE SECURITIES, LLC

Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

To the Member
Wedge Securities, LLC
Englewood, Colorado

We have audited the accompanying statement of financial condition of Wedge Securities, LLC (the "Company") as of March 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

May 6, 2010
Denver, Colorado

WEDGE SECURITIES, LLC

Statement of Financial Condition
March 31, 2010

Assets

Current assets	
Cash	$ 420,981
Commissions and fees receivable	48,457
Deposit with clearing broker	225,000
Prepaid expenses	31,322
Due from member	19,051
Total current assets	744,811
Non-current assets	
Property and equipment, net	19,278
Deposit	10,000
Total non-current assets	29,278
Total assets	$ 774,089

Liabilities and Member's Equity

Current liabilities	
Accounts payable and accrued liabilities	$ 104,881
Commissions payable - member	87,600
Total current liabilities	192,481
Commitments and contingencies	
Member's equity	581,608
Total liabilities and member's equity	$ 774,089

See notes to financial statements.

WEDGE SECURITIES, LLC

Statement of Income
For the Year Ended March 31, 2010

Commissions and fees	$ 4,410,225
Expenses	
Commissions	2,619,618
Salaries, wages, and benefits	523,728
Clearing costs	395,956
Professional services	342,331
Other general and administrative	137,234
Exchange fees	133,977
Trading errors	16,082
Total expenses	4,168,926
Income from operations	241,299
Other income (expense)	
Interest expense	(789)
Interest income	670
Total other expense	(119)
Net income	$ 241,180

See notes to financial statements.

WEDGE SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended March 31, 2010

	Member's Capital	Accumulated Earnings	Total Member's Equity
Balance - March 31, 2009	$ 207,440	$ 132,988	$ 340,428
Net income	-	241,180	241,180
Balance - March 31, 2010	$ 207,440	$ 374,168	$ 581,608

See notes to financial statements.

WEDGE SECURITIES, LLC

Statement of Cash Flows
For the Year Ended March 31, 2010

Cash flows from operating activities	
Net income	$ 241,180
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	7,942
Changes in assets and liabilities	
Commissions and fees receivable	222,259
Prepaid expenses	3,223
Accounts payable and accrued expenses	14,055
Commissions payable - member	(78,600)
	168,879
Net cash provided by operating activities	410,059
Cash flows from investing activities	
Purchase of property and equipment	(1,019)
Net cash used by investing activities	(1,019)
Cash flows from financing activities	
Repayment of advances from and advances to member, net	(171,113)
Net cash used by financing activities	(171,113)
Net increase in cash	237,927
Cash - beginning of year	183,054
Cash - end of year	$ 420,981

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Wedge Securities, LLC (the "Company") was formed as a limited liability company in the state of Delaware on March 4, 2003 and is a registered broker-dealer under the Securities and Exchange Act of 1934 (the "Act"). The Company's sole member is Wedge Partners Corporation ("Member"). The Company serves as the broker-dealer for security trades for institutions and individuals. The Company conducts its operations in the state of Colorado.

The Company operates pursuant to Rule 15c3-3(k)(2)(ii) of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that its clearing broker will keep such records of the transactions effected and cleared in the customer accounts as are customarily kept by a clearing broker pursuant to Rules 17a-3 and 17a-4 of the Act and perform all services customarily incident thereto. All customer funds and securities received, if any, are transmitted directly to the clearing broker. Therefore, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

Related party disclosures must be taken into consideration in reviewing the accompanying financial statements (Note 2). The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. The Company had no cash equivalents as of March 31, 2010.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, commissions and fees receivable, and deposit with clearing broker. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. The Company performs credit and other analysis relating to those with whom it transacts business in order to reduce the credit risk relating to commissions and fees receivable and deposit with clearing broker.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Commissions and Fees Receivable

The Company records commissions receivable from its clearing broker as commissions are earned. The Company typically receives payment in full shortly after the receivable is recorded and has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Deposit with Clearing Broker

Deposit with clearing broker includes funds deposited with the clearing broker to offset certain risks assumed by the clearing broker related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from three to five years and the lesser of the estimated useful lives or lease term for leasehold improvements. Accumulated depreciation was $21,104 at March 31, 2010.

Revenue Recognition

The Company records securities transactions and related revenue and expenses on a trade date basis, which is the date that a transaction is executed.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is not considered a separate taxable entity for income tax purposes. Accordingly, all taxable income and losses are reported on the income tax return of the member and no provision for income taxes has been recorded in the accompanying financial statements.

Effective January 1, 2009, the Company adopted new guidance on accounting for uncertainty in income taxes. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the member rather than the Company. Accordingly, there would be no effect on the Company financial statements.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. No interest or penalties have been assessed as of December 31, 2009. The Company information returns for tax years subject to examination by tax authorities include 2005 and 2006 through the current period for state and federal tax reporting purposes, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

As discussed in Note 1, the Company served as the broker-dealer for its Member for the year ended March 31, 2010. Substantially all of the Company's revenue was derived from transactions executed on behalf of clients of the Member. The Company paid commissions of approximately $2,600,000 to the Member for those transactions during the year ended March 31, 2010.

Pursuant to an agreement with the Company, the Member pays the Company's share of salaries, wages and benefits in return for agreed-upon reimbursements. These reimbursements were approximately $524,000 for the year ended March 31, 2010.

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $100,000. The Company's net capital at March 31, 2010 was $501,957. Net capital may fluctuate on a daily basis. Additionally, SEC rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was 0.38 to 1 as of March 31, 2010.

Note 4 - Commitments

The Company leases office space under non-cancelable operating leases. Rent expense for the year ending March 31, 2010 was $62,339.

The Company has entered into various services and equipment agreements with a financial services provider. The agreements have various expiration dates between 2011 and 2012 and are cancellable by either party upon notice as defined in the agreements. The Company will incur monthly expenses of approximately $16,000.

Future minimum lease payments under the lease agreement are approximately as follows:

Year Ending March 31,	
2011	$ 33,360

Note 5 - Subsequent Events

The Company has evaluated all subsequent events through May 6, 2010, which is the date the financial statements were available to be issued.

ACCOMPANYING INFORMATION

WEDGE SECURITIES, LLC

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2010

Net Capital

Total member's equity	$	581,608
Additions/deductions		
Prepaid expenses		(31,322)
Due from member		(19,051)
Property and equipment, net		(19,278)
Deposit		(10,000)
Net capital	$	501,957

Aggregate Indebtedness

Accounts payable and accrued liabilities	$	104,881
Commissions payable		87,600
Total aggregate indebtedness	$	192,481

Computation of Basic Net Capital Requirements

Required minimum net capital	$	100,000
Capital in excess of minimum requirement	$	401,957
Ratio of aggregate indebtedness to net capital		0.38

Reconciliation with Company's computation:

There are no differences in the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation as filed by the Company with the unaudited Form X-17a-5 as of March 31, 2010.

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Wedge Securities, LLC
Englewood, Colorado

In planning and performing our audit of the financial statements of Wedge Securities, LLC (the "Company"), as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Member
Wedge Securities, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Ehrhardt Keefe Steiner & Hottman PC

May 6, 2010
Denver, Colorado

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17A-5

To the Member
Wedge Securities, LLC
Englewood, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2010, which were agreed to by Wedge Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended March 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

To the Member
Wedge Securities, LLC

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

May 6, 2010
Denver, Colorado

WEDGE SECURITIES, LLC

Financial Statements
and
Independent Auditors' Report
March 31, 2010

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC